UNION AGRICULTURE GROUP CORP.
Plaza Independencia 737-11000
Montevideo, Uruguay

May 14, 2012

VIA EDGAR

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Union Agriculture Group Corp.
Withdrawal of Registration Statement on Form F-1, File No. 333-175348

Dear Mr. Dobbie:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Union Agriculture Group Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1, File No. 333-175348, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was filed by the Company with the Commission on July 5, 2011 and amended on July 11, 2011, July 14, 2011 and July 15, 2011 in connection with a proposed initial public offering (the “Offering”) of the Company’s common shares.  However, the Company has determined that it is not practicable to proceed with the Offering at this time.  The Registration Statement was never declared effective and no securities were sold in connection with the Offering.  In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company.

Should you have any questions regarding this request, please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, at 416-504-0525.

____________________________

UNION AGRICULTURE GROUP CORP.

By:	/s/ Oscar León Bentancor
Oscar León Bentancor Chief Financial Officer

cc:	Tonya Aldave Securities and Exchange Commission

Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP